UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: June 17, 2010 to August 30, 2010
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES
EX-99-1: Total and Amyris to build a strategic partnership for biomass-based fuels and chemicals
EX-99.2: Hydrocarbon discovery on the OML 136, Nigeria
EX-99.3: SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP) completes US$8.5 Billion project financing for Jubail Refinery
EX-99.4: Total Acquires an Interest in the Block 72, Yemen
EX-99.5: Total acquires a 20% interest in an exploration block in the pre-salt area of the Santos Basin, Brazil
EX-99.6: Douai Court of Appeals Issues Ruling on the Flanders Refinery
EX-99.7: Total signs an agreement to acquire UTS Corporation with its 20% interest in the Canadian Fort Hills project
EX-99.8: Exploration & Production Announces New Appointments for Michael Borrell, Arnaud Breuillac, Ladislas Paszkiewicz and Michel Seguin
EX-99.9: A sixth major oil discovery on deep offshore Block 15/06, Angola
EX-99.10: Total acquires an Interest in Block 1 in the Joint Development Zone, Nigeria - Sao Tomi and Principe
EX-99.11: Islay Development Approved, North Sea
EX-99.12: Second Quarter 2010 Results
EX-99.13: Total Launches CLOV Development on Block, Angola

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: August 31, 2010	By:	/s/ Jérôme Schmittt
		Name:	Jérôme SCHMITT
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1	Total and Amyris to build a strategic partnership for biomass-based fuels and chemicals (June 23, 2010)

➢	EXHIBIT 99.2	Nigeria: Hydrocarbon discovery on the OML 136 (June 24, 2010)

➢	EXHIBIT 99.3:	SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP) completes US$8.5 Billion project financing for Jubail Refinery (June 25, 2010)

➢	EXHIBIT 99.4:	Yemen : Total Acquires an Interest in the Block 72 (June 30, 2010)

➢	EXHIBIT 99.5:	Brazil: Total acquires a 20% interest in an exploration block in the pre-salt area of the Santos Basin (June 30, 2010)

➢	EXHIBIT 99.6:	Douai Court of Appeals Issues Ruling on the Flanders Refinery (June 30, 2010)

➢	EXHIBIT 99.7:	Total signs an agreement to acquire UTS Corporation with its 20% interest in the Canadian Fort Hills project in view of reorganizing its oil sands portfolio (July 7, 2010)

➢	EXHIBIT 99.8:	Exploration & Production Announces New Appointments for Michael Borrell, Arnaud Breuillac, Ladislas Paszkiewicz and Michel Seguin (July 8, 2010)

➢	EXHIBIT 99.9:	Angola: A sixth major oil discovery on deep offshore Block 15/06 (July 13, 2010)

➢	EXHIBIT 99.10:	Nigeria — Sao Tomé and Principe: Total acquires an Interest in Block 1 in the Joint Development Zone (July 15, 2010)

➢	EXHIBIT 99.11:	North Sea: Islay Development Approved (July 15, 2010)

➢	EXHIBIT 99.12:	Second Quarter 2010 Results (July 30, 2010)

➢	EXHIBIT 99.13:	Angola: Total Launches CLOV Development on Block 17 (August 11, 2010)